Exhibit (a)(1)(O)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From: Aaron Rosser, Head of Stock Administration
To: All Eligible Employees
Date: November 1, 2022
Re: Additional Stock Option Repricing Program Materials and Training Sessions ______________________________________________________________________________

Hi, Everyone,

We have created a short “How To” video on how to access the election site for the Stock Option Repricing Program and have provided an additional Q&A about the program. Please take a moment to review the Stock Option Repricing Program One Sonder page here to see the newest Video and the Q&A.

The Stock Admin team is hosting additional company-wide information sessions about the Stock Option Repricing Program on:
a.November 8th (Tuesday) at 10:00 a.m. EDT; and
b.November 9th (Wednesday) at 3 p.m. EDT.

Kind regards,
Aaron